April 23, 2010

Tia Jenkins

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Molson Coors Brewing Company

Form 10-K for the Fiscal Year Ended December 26, 2009

Filed February 19, 2010

File No. 1-14829

Dear Ms. Jenkins

This letter is in response to the comment of the Securities and Exchange Commission (the “Commission”) provided in your letter dated April 2, 2010. In responding to the Commission’s comment, Molson Coors Brewing Company (the “Company”) acknowledges that:

•                       the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•                       staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                       the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To facilitate your review, the Company has included in this letter the caption and numbered comment from your letter and the Company’s response immediately follows.

1225 – 17th Street, Suite 3200, Denver, CO  80202, 303.927.2337

Form 10-K for the year ended December 26, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

1.             We note your discussion of ‘underlying pretax income,’ ‘underlying after-tax income,’ and ‘underlying earnings’ throughout both your Form 8-K filed February 9, 2010 and within Management’s prepared remarks in your fourth quarter earnings call conducted on February 9, 2010.  It appears that these metrics represent important measures by which you manage operations and communicate performance to investors.  Please explain to us why you do not discuss these metrics in your Form 10-K for the fiscal year ended December 26, 2009.

Response:

The Company endeavors to ensure that all public descriptions of the Company’s business performance present consistent disclosures regardless of the forum in which they are made.  This includes earnings releases, earnings calls, analyst presentations and public filings with the Commission.

In addition to US GAAP measures, management utilizes the performance metrics “underlying pretax income,” “underlying after-tax income,” and “underlying earnings” in evaluating the performance of the Company as well as in periodic communications with investors.  As a result, we discussed such measures in our earnings release and the prepared remarks for our earnings call for the fourth quarter and year ended December 26, 2009.  These measures differ from GAAP and are clearly identified in our communications as non-GAAP as a result of reflecting the adjustments set forth on Appendix A.

In our SEC filings we have discussed fully our “pretax income from continuing operations,”  “after-tax income from continuing operations,” and “net income,” including the material factors driving such results, in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of the Annual Report on Form 10-K for the year ended December 26, 2009 (“Form 10-K”).  Although we did not present the non-GAAP measures or underlying reconciliations to arrive at “underlying pretax income,” “underlying after-tax income,” and “underlying earnings,” we did in the Form 10-K disclose and discuss each of the significant items that were the subject of the adjustments to arrive at those measures. The specific location in our Form 10-K of the material adjustments to the reported GAAP measures required to arrive at the corresponding non-GAAP measure are set forth on Appendix A hereto.  We believe we have provided investors with transparent disclosure (i) sufficient to allow them to understand and calculate such measures as reflected in our earnings release and prepared remarks and (ii) consistent with the results, trends and outlook reflected in our earnings release and prepared remarks.

We have evaluated the non-GAAP measures presented in our earnings release and believe that they comply with the requirements of Regulation G, as well as Item 10(e) of Regulation S-K.  Based on that, as well as the recent Compliance and Disclosure Interpretations issued by the Commission’s staff with respect to disclosure of non-GAAP financial measures, we propose to include with future public filings (commencing with the Quarterly Report on Form 10-Q for the quarter ending March 27, 2010) a presentation and discussion of our non-GAAP measures on a basis consistent with the presentation in our earnings releases.

Please let us know if you have any further questions once you have had the opportunity to review our response. The Company and its representatives can be available for further discussion, if necessary, at any time convenient to you. Please direct all inquiries to the undersigned at 303-927-2431.

Respectfully,

/s/ Bill Waters

Bill Waters, Global Controller

Attachment

APPENDIX A

After-tax (Refer to Table 6 within Press Release for complete reconciliation)

page number within MD&A

U.S. GAAP: After-tax income from continuing operations:	29
Add back: Pretax special items - net	32,40,42
Add back: Environmental reserve (1)	42
Add back: Proportionate share of MillerCoors pretax special items - net (2)	36
(Less): Gain related to sale of Montreal Canadiens (1)	35
(Less): Impact of MillerCoors accounting policy elections (2)	38
(Less): Gain related to the cash-settled total return swap (1)	42
(Less): Tax effects related to special and other one-time items	immaterial
(Less): One-time income-tax rate changes
Non-GAAP: Underlying after-tax income:

Notes:

(1) Included in Other Income (Expense)

(2) Included in Equity Income in MillerCoors, but excluded from non-GAAP underlying pretax income.

Pre-tax (Refer to Table 7 within Press Release for complete reconciliation)

page number within MD&A

U.S. GAAP: Pre-tax income from continuing operations:	32,35,40,42
Add back: Pretax special items - net	32,40,42
Add back: Environmental reserve (1)	42
Add back: Proportionate share of MillerCoors pretax special items - net (2)	36
(Less): Gain related to sale of Montreal Canadiens (1)	35
(Less): Impact of MillerCoors accounting policy elections (2)	38
(Less): Gain related to the cash-settled total return swap (1)	42
Non-GAAP: Underlying pre-tax income:

Notes:

(1) Included in Other Income (Expense)

(2) Included in Equity Income in MillerCoors, but excluded from non-GAAP underlying pretax income.